Exhibit (a)(1)(H)

Subject: REMINDER – Zosano Pharma Corporation Offer to Exchange Certain Outstanding Stock Options for New Stock Options

To:	Eligible Optionholders

Date:

This email is intended to serve as a reminder that we are nearing the expiration of Zosano Pharma Corporation’s (“Zosano” or the “Company”) Offer to Exchange Certain Outstanding Stock Options for New Options (referred to as the “Offer to Exchange” or the “Exchange Offer”). The offer and withdrawal rights will remain open until 8:00 p.m., U.S. Pacific Time, on Monday, December 14, 2015 unless the Exchange Offer is extended. The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Date if the expiration of the Offer is extended. We cannot accept late submissions.

If you have any questions about the Offer to Exchange, you can contact me at (510) 745-4015 or via email at StockAdmin@zosanopharma.com. However, please understand that I cannot advise you on whether or not to exchange your options; the Company recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.

This notice also does not constitute an Offer to Exchange. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents previously provided to you and which you may access through the SEC website at www.sec.gov.

Stock Administration

c/o Leticia Salazar, Sr. Manager, Accounting and SEC Reporting

Zosano Pharma Corporation

34790 Ardentech Court

Fremont, CA 94555

Phone: (510) 745-4015

Email: lsalazar@zosanopharma.com